City of Buenos Aires, October 14th, 2021

To:

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Ref.: Relevant Event. Resignation of CFO.

Dear Sirs,

As Head of Market Relations of Pampa Energía S.A. (the “Company” or “Pampa”), I hereby inform you that, on the date hereof, the Company received the letter of resignation from Mr. Gabriel Cohen as Chief Financial Officer (CFO) of the Company, due to personal reasons.

We also inform that such notice will be effective when the Board of Directors accepts and designate the new CFO at its next meeting in November. Finally, the Management has proposed to the Board to appoint Mr. Nicolás Mindlin as his replacement.

Although Mr. Cohen is stepping down as CFO, he will continue to serve as a member of the Company’s Board of Directors.

Sincerely,

María Agustina Montes

Head of Market Relations

Pampa Energía S.A.